File No. 70-9117



             SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC 20549

                     AMENDMENT NO. 2 TO
                          FORM U-1
                  APPLICATION-DECLARATION

                         under the

         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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National Fuel Gas Company     National Fuel Gas
10 Lafayette Square             Distribution Corporation
Buffalo, NY 14203             10 Lafayette Square
                              Buffalo, NY 14203

National Fuel Gas             Seneca Resources Corporation
  Supply Corporation          10 Lafayette Square
10 Lafayette Square           Buffalo, NY 14203
Buffalo, NY 14203

Utility Constructors, Inc.    Highland Land & Minerals, Inc.
East Erie Extension           10 Lafayette Square
Linesville, PA 16424          Buffalo, NY 14203

Leidy Hub, Inc.               Data-Track Account
10 Lafayette Square             Services, Inc.
Buffalo, NY 14203             10 Lafayette Square
                              Buffalo, NY 14203

National Fuel                 Horizon Energy
  Resources, Inc.               Development, Inc.
165 Lawrence Bell Drive       10 Lafayette Square
Suite 120                     Buffalo, NY 14203
Williamsville, NY 14221

Seneca Independence           Niagara Independence
  Pipeline Company              Marketing Company
10 Lafayette Square           10 Lafayette Square
Buffalo, NY 14203             Buffalo, NY 14203

         (Names of companies filing this statement and address of principal executive offices)




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                 NATIONAL FUEL GAS COMPANY

          (Name of top registered holding company)

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Richard Hare                       James R. Peterson,
Senior Vice President              Assistant Secretary
Seneca Independence                National Fuel Gas Company
   Pipeline Company                10 Lafayette Square
10 Lafayette Square                Buffalo, NY 14203
Buffalo, NY 14203

        (Names and addresses of agents for service)




Item 1(D) is hereby amended to delete the following language:

Rule 16(c) requires that annual reports of companies acquired pursuant to Rule 16 be included in National's annual report on Form U5S. As discussed in Item 5
(Procedure), National requests a waiver of that requirement, and requests that the Commission accept and give confidential treatment to Rule 24 Certificates containing the information which would have been in those annual reports.


Item 5 is hereby amended to delete the following language:

     Rule 16(c) requires that annual reports of companies acquired pursuant to Rule 16 (which would include Niagara Independence and Seneca Independence) be included in National's annual report on Form U5S. National requests a waiver of that requirement, in light of the above commitment to provide financial information on a quarterly basis.

     Seneca Independence and Niagara Independence ask (partly at the request of other partners of the Partnerships) that the Commission not require the Applicant-Declarants to provide ongoing income statements and balance sheets for the Pipeline and Marketing Partnerships because (i) the Partnerships do not otherwise intend to make their financial statements publicly available except as such disclosure may be required by laws and regulations administered by the Federal Energy Regulatory Commission; (ii) the Partnerships will be the owners of highly competitive businesses in which information such as that displayed on the Partnerships' financial statements will have commercial value; and (iii) Seneca Independence and Niagara Independence would be only minority owners of the Partnerships without any actual control over the persons who will generate the Partnerships' financial statements.


                         SIGNATURES

     Pursuant to the requirements of the Public Holding
Utility Company Act of 1935, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.


National Fuel Gas Company     National Fuel Gas
                              Distribution Corporation

By:/s/ James R. Peterson      By:/s/ David F. Smith
     James R. Peterson             David F. Smith
     Assistant Secretary      Sr. Vice President/Secretary


National Fuel Gas             Seneca Resources Corporation
  Supply Corporation

By:/s/ Joseph P. Pawlowski    By:/s/ William M. Petmecky
     Joseph P. Pawlowski      William M. Petmecky
     Treasurer/Secretary      Sr. Vice President/Secretary


Utility Constructors, Inc.    Highland Land & Minerals, Inc.

By:/s/ David F. Smith         By:/s/ Joseph P. Pawlowski
     David F. Smith           Joseph P. Pawlowski
     Secretary                Secretary/Treasurer


Leidy Hub, Inc.               Data-Track Account
                                Services, Inc.

By:/s/ Gerald T. Wehrlin      By:/s/ David F. Smith
     Gerald T. Wehrlin             David F. Smith
     Secretary/Treasurer      Secretary


National Fuel                 Horizon Energy
  Resources, Inc.               Development, Inc.

By:/s/ Robert J. Kreppel      By:/s/ Gerald T. Wehrlin
     Robert J. Kreppel             Gerald T. Wehrlin
     President                Vice President


Seneca Independence           Niagara Independence
  Pipeline Company              Marketing Company

By:/s/ James R. Peterson      By:/s/ William M. Petmecky
     James R. Peterson             William M. Petmecky
     Secretary                Secretary


Dated:  March 11, 1998